Attachment E – Form of Promissory Note

PROMISSORY NOTE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

[$_____]   Date: _____

For good value, Auntie April's ("Borrower") promise to pay to the order of
_____("Lender") the sum of
_____($_____) Dollars, together with interest at the rate of
4.00% per annum on the unpaid balance, paid in the following manner:

1. **Term.**
    The "Due Date" of the Note will be six (6) years after disbursement of the subject funds from Lender to Borrower. Upon demand by Lender, Borrower shall pay all principal and accrued interest to Lender. Lender may not make a demand for payment (unless a default event occurs as defined in section 6) before the Due Date.

2. **Repayment.**
    Borrower shall make annual payments within 30 days following the end of each calendar year. In the first two (2) years of the Note, payments will be interest only. In the following four years of the Note, payments will be interest and principal amortized over the final four years of the Note. The entire outstanding principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable on the Due Date. On the Due Date, Borrower shall pay the principal balance plus any accrued interest. Interest shall be computed on the basis of a 365-day year for the actual number of days elapsed. In the first and last year of the investment period, the interest payment shall be pro-rated based on a 365-day year.

    This Note may be prepaid at any time, in part or in whole, without premium or penalty. All payments shall be first applied to accrued interest, then to the principal of this Note.

    Payments shall be made to the following address as designated by the Lender:
    Lender Name: _____
    Lender Address: _____
                          _____

    All payments shall be made without set-off or counterclaim and be free and clear without any deduction or withholding for any taxes or fees unless the obligation to make such deduction or withholding is imposed by law.

3. **Subordination.**
    This note is subordinated to all indebtedness of the Borrower to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

4. **Borrower Representations**

a. The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the state of California and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The Borrower has the power to execute, deliver and perform this agreement and all necessary actions on the part of the Borrower have been duly authorized.

c. This agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

d. To the knowledge of the Borrower, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Borrower or (iii) any material indenture or contract to which the Borrower is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Borrower.

e. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Borrower; (ii) result in the acceleration of any material indenture or contract to which the Borrower is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Borrower or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Borrower, its business or operations.

5. **Lender Representations**

a. Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.

b. Lender acknowledges that Lender has received a copy of the Borrower's disclosure document including all exhibits thereto.

c. Lender has requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the Lender's professional advisors with regard to an investment in the Borrower. Lender acknowledges that the Borrower has given Lender the opportunity to ask questions of and receive answers from the Borrower's officers and directors concerning the terms and conditions of this Agreement and the business and financial condition of the Borrower, and Lender has received to its satisfaction, such information about the business and financial condition of the Borrower and the terms and conditions of this Agreement as it has requested.

d. This instrument constitutes valid and binding obligation of Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

e. Lender has truthfully completed the Investor Suitability Questionnaire on neighborcapital.org and Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

f. Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

g. Lender is purchasing this instrument and the securities to be acquired by Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Lender has no present intention of selling, granting any participation in, or otherwise distributing the same.

h. Lender has requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the Investor's professional advisors with regard to an investment in the Borrower, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

i. Lender understands and acknowledges that this Note may not be transferred for at least one year after the date of purchase unless it is transferred to:

   i. the Borrower;
   ii. an accredited investor;
   iii. as part of an offering registered with the Commission; or
   iv. to a family member of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of the family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

6. **Default.**
Each of the following events shall be an "***Default Event***" hereunder:

 a. Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

 b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

 c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

  Upon the occurrence of a Default Event hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

7. **Indemnification.**
The Lender agrees to indemnify, defend and hold harmless Borrower, and pay all fees and expenses that are incurred by, and all judgments and claims made against the Borrower, its affiliates, counsel and their respective officers, directors, managers, shareholders, members, agents, partners, and employees (collectively, the "Indemnified Parties,") for and against all liabilities, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature (including reasonable attorneys' fees) that may be imposed on, incurred by, or asserted against the Indemnified Parties, in any way relating to or arising out of Lender's failure to fulfill any terms and conditions of this Agreement, or by reason of any inaccuracy or omission of any information provided herein or any breach of the representations and warranties made by Lender herein or in any document or information Lender provides to the Borrower or in connection to this investment.

8. **Parity with Other Notes.**
The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Borrower is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Borrower of its obligations to the Lender hereunder.

9. **Notice**.
Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

10. **Successors and Assigns**.
Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by

either party without the prior written consent of the other; provided, however, that the Borrower may assign this instrument in whole, without the consent of Lender, in connection with a reincorporation to change the Borrower's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

11. **Severability.**
Whenever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Note.

12. **Maximum Legal Rate.**
If any interest paid on this Note is in excess of the then legal maximum rate, then that portion of the interest payment in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

13. **Writing.**
No modifications, termination or attempted waiver of this Note will be valid unless in writing and signed by the Borrower and the Lender.

14. **Governing Law.**
This Agreement will be construed and enforced in accordance with the laws of the State of California without giving effect to provisions thereof regarding conflict of laws. The parties submit to the jurisdiction of the courts located in the County of San Francisco, California, USA.

15. **Not Effective Until Accepted by Borrower**.
This Agreement is not effective until the Borrower has accepted the Lender's subscription.

"Lender"

_____

Signed: _____
Print Name: _____
Title: _____
Date: _____

"Borrower"
Auntie April's

Signed: _____
April Spears, CEO

Date: _____